UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 25, 2015

Northfield Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-35791	80-0882592
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

581 Main Street, Woodbridge, New Jersey	07095
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code:  (732) 499-7200

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Item 1.01.      Entry into a Material Definitive Agreement

On August 25, 2015, Northfield Bancorp, Inc. (“Northfield Bancorp”) and its wholly owned subsidiary, Northfield Bank, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hopewell Valley Community Bank (“Hopewell Valley”), pursuant to which Hopewell Valley will be merged with and into Northfield Bank, with Northfield Bank as the surviving entity.

Under the terms of the Merger Agreement, at the effective time of the merger, each share of Hopewell Valley common stock (including Hopewell Valley Series A preferred stock that will be deemed converted into Hopewell Valley common stock at a rate of 1.55-to-one) will, at the election of the shareholder, be converted into the right to receive either $14.50 in cash or 0.9592 shares of Northfield Bancorp common stock in exchange for each share of Hopewell Valley held by them, subject to proration procedures so that 75% of the outstanding Hopewell Valley common shares is converted into Northfield Bancorp common stock and the balance is converted into the cash consideration.

The transaction has been approved by the Board of Directors of each entity and is expected to close in the first quarter of 2016. Completion of the merger is subject to customary closing conditions, including the receipt of required regulatory approvals and the approval of Hopewell Valley’s shareholders. In addition, the closing of the merger is conditioned on the receipt of approval from the U.S. Department of the Treasury for the redemption of the Series B preferred stock issued by Hopewell Valley pursuant to the Small Business Lending Fund, either through a cash payment or the issuance of replacement stock by Northfield Bancorp.

Following the consummation of the transactions contemplated by the Merger Agreement, Patrick L. Ryan, the Chairman of the Board of Hopewell Valley, will join each of Northfield Bancorp and Northfield Bank’s Board of Directors and James Hyman, Hopewell Valley’s President and CEO, will remain with Northfield as Regional President for the Hopewell Valley franchise.

The directors and executive officers of Hopewell Valley have agreed to vote their shares in favor of the approval of the Merger Agreement at the shareholders’ meeting to be held to vote on the proposed transaction. If the merger is not consummated under certain circumstances, Hopewell Valley has agreed to pay Northfield Bancorp a termination fee of $2.0 million.

The Merger Agreement also contains usual and customary representations and warranties that Northfield Bancorp and Northfield Bank and Hopewell Valley made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between Northfield Bancorp, Northfield Bank and Hopewell Valley, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties may have been used to allocate risk between Northfield Bancorp, Northfield Bank and Hopewell Valley rather than establishing matters as facts.

The foregoing summary of the Merger Agreement is not complete and is qualified in its entirety by reference to the complete text of such document, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and that is incorporated herein by reference in its entirety. A copy of a press release dated August 26, 2015, announcing the merger is included as Exhibit 99.1 to this Current Report on Form 8-K.

Item 7.01.    Regulation FD Disclosure

A copy of a transaction summary containing additional information regarding the merger is included as Exhibit 99.2 to this Current Report on Form 8-K and is furnished herewith and shall not be deemed “filed” for any purpose.

Forward Looking Statements

This current report on Form 8-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between Northfield Bancorp and Hopewell Valley, including future financial and operating results, cost savings and accretion to reported earnings that may be realized from the merger; (ii) Northfield Bancorp’s and Hopewell Valley’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of Northfield Bancorp’s and Hopewell Valley’s management and are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Northfield Bancorp and Hopewell Valley may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the shareholders of Hopewell Valley may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) difficulties associated with achieving expected future financial results; (10) competition from other financial services companies in Northfield Bancorp’s and Hopewell Valley’s markets; (11) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Northfield Bancorp’s reports (such as the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov).

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Northfield Bancorp or Hopewell Valley or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Except as required by law, Northfield Bancorp and Hopewell Valley do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Item 9.01.    Financial Statements and Exhibits

(a)Financial Statements of Businesses Acquired. Not applicable.
(b)Pro Forma Financial Information. Not applicable.
(c)Shell Company Transactions. Not applicable.
(d)Exhibits.

Exhibit 2.1	Agreement and Plan of Merger, dated as of August 25, 2015, by and among Northfield Bancorp, Inc., Northfield Bank and Hopewell Valley Community Bank.*

Exhibit 99.1    Press Release, dated August 26, 2015.

Exhibit 99.2    Transaction Summary.

* The registrant has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish a copy of any omitted schedule or similar attachment to the United States Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHFIELD BANCORP, INC.

DATE: August 26, 2015	By:	/s/ Steven M. Klein
Steven M. Klein
President and Chief Operating Officer